Exhibit (d)(4)

July 7, 2017

Rocket Fuel Inc.

2000 Seaport Boulevard, Suite 400,

Pacific Shores Center, Redwood City, CA 94063

Exclusivity Extension Agreement

Reference is made in this letter agreement (this “Letter Agreement”) to that certain exclusivity letter agreement dated June 6, 2017 (the “Exclusivity Agreement”) executed by and between Sizmek Inc. (“Sizmek”) and Rocket Fuel Inc. (the “Company”). Capitalized terms not defined in this Letter Agreement have the meanings set forth in the Exclusivity Agreement.

1.     Exclusivity. The Exclusivity Period hereby runs from the execution and delivery of this Letter Agreement by the parties hereto through 11:59 pm PACIFIC time on July 13, 2017; provided that if, as of the end of such Exclusivity Period, in the Company’s good faith judgment, Sizmek is diligently proceeding with pursuing the Transaction, the Exclusivity Period shall be automatically extended to 11:59 pm PACIFIC time on July 16, 2017.

2.     Governing Law. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of any conflicts of laws principles that might dictate the applicability of the laws of any other jurisdiction.

3.     Amendment. Except as amended hereby, the provisions of the Exclusivity Agreement shall remain in full force and effect in accordance with their terms.

4.     Counterparts. This Letter Agreement may be executed in one or more counterparts (any of which may be by facsimile signature).

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Please indicate the concurrence of the Company with this Letter Agreement by executing and dating two copies of it in the space provided below and returning one such copy to us at your earliest convenience.

Sincerely,

SIZMEK INC.

By:	/s/ Alex Beregovsky
Name:	Alex Beregovsky
Title:	Director

Accepted and agreed as of

the date first set forth above:

ROCKET FUEL INC.

By:	/s/ Randy Wooton
Name:	Randy Wooton
Title:	Chief Executive Officer